December 22, 2005

VIA EDGAR AND FACSIMILE (202) 772-9206

Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549
Attention: Mr. Mike Carney

Re:	Highbury Financial Inc. Registration Statement on Form S-1 (File No. 333-127272)

Dear Mr. Carney:

In connection with the above-referenced Registration Statement, on behalf of the Representative of the proposed Underwriters, we wish to advise you that the Representative requests that our request filed December 21, 2005 to accelerate the above-referenced Registration Statement be withdrawn immediately.

If you have questions or comments regarding this request, please call Kenneth L. Guernsey, Cooley Godward LLP at (415) 693-2000.

Sincerely,

THINKEQUITY PARTNERS LLC

By: /s/ Benjamin J. Davey
Name: Benjamin J. Davey
Title: Managing Director, Head of Syndicate